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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                            Tender Offer Statement
                      Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                                ---------------

                              RAMP NETWORKS, INC.
                           (Name of Subject Company)

                                ---------------

                          BLACKBIRD ACQUISITION, INC.
                               NOKIA CORPORATION
                     (Names of Filing Persons (Offerors))

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)
                                  751567-10-8
                     (CUSIP Number of Class of Securities)

                                ---------------

                                 Ursula Ranin
                               Nokia Corporation
                               Keilalahdentie 4
                                 P.O. Box 226
                             FIN-00045 Nokia Group
                                    Finland
                               011-358-9-180-71
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                                ---------------

                                   Copy to:
                           Michael J. Coleman, Esq.
                              Shearman & Sterling
                              1550 El Camino Real
                                   Suite 100
                       Menlo Park, California 94025-4100
                                (650) 330-2200

                           CALCULATION OF FILING FEE

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
  Transaction
  Valuation*     Amount of Filing Fee**
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
$132,278,993.40        26,455.80
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
 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $5.80, the per share tender offer price, by 22,806,723, the sum of the 21,760,920 currently outstanding shares of Common Stock sought in the Offer and the 1,045,803 shares of Common Stock subject to options that will be vested as of January 16, 2001.
** Calculated as 1/50 of 1% of the transaction value.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None
                                         Filing Party: Not applicable
  Form or Registration No.: Not applicable
                                         Date Filed: Not applicable

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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   This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by BLACKBIRD ACQUISITION, INC., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of NOKIA CORPORATION, a corporation organized under the laws of the Republic of Finland ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of RAMP NETWORKS, INC., a Delaware corporation (the "Company"), at a purchase price of $5.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of December 6, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, and Stockholder's Agreement, dated as of December 6, 2000, among Parent, Purchaser and each of Mahesh Veerina, Venrock Associates, Venrock Associates II, L.P., Interwest Investors V, Interwest Partners V, L.P., Anthony Sun, Philip Gianos, L. William Krause, Perry Grace, Richard Bridges, Raghu Bathina, Sridhar Bathina, and Kothandapani Ranganathan, respectively, a copy of which is attached as Exhibit (d)(3) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 10. Financial Statements of Certain Bidders.

      Not applicable.

Item 12. Material to Be Filed as Exhibits.

 (a)(1) Offer to Purchase dated December 15, 2000.

 (a)(2) Form of Letter of Transmittal.

 (a)(3) Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter from Information Agent to Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.

 (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(7) Summary Advertisement as published in The Wall Street Journal on
        December 15, 2000.

 (a)(8) Press Release issued by Parent on December 7, 2000.*

 (d)(1) Agreement and Plan of Merger dated as of December 6, 2000, among
        Parent, Purchaser and the Company.

 (d)(3) Stockholder's Agreement dated as of December 6, 2000, among Parent,
        Purchaser, and each of Mahesh Veerina, Venrock Associates, Venrock
        Associates II, L.P., Sridhar Bathina, Interwest Investors V, Interwest
        Partners V, L.P., Anthony Sun, Philip Gianos, L. William Krause,
        Kothandapani Ranganathan, Perry Grace, Richard Bridges, and Raghu
        Bathina.

 (d)(4) Confidentiality Agreement dated October 16, 2000 between Nokia Internet
        Communications Inc. and the Company.

 (g)    None.

 (h)    None.

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*  Incorporated by reference to Schedule TO-C filed by Purchaser and Parent on
   December 7, 2000.

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

Item 13. Information Required by Schedule 13E-3.

       Not applicable.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Dated: December 15, 2000

                                          BLACKBIRD ACQUISITION, INC.

                                                 /s/ Mika Vehvilainen
                                          By: _________________________________
                                            Name: Mika Vehvilainen
                                            Title: President

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Dated: December 15, 2000

                                          NOKIA CORPORATION

                                                 /s/ Mika Vehvilainen
                                          By: _________________________________
                                            Name: Mika Vehvilainen
                                            Title: Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
   No.
 -------

 (a)(1)  Offer to Purchase dated December 15, 2000.

 (a)(2)  Form of Letter of Transmittal.

 (a)(3)  Form of Notice of Guaranteed Delivery.

 (a)(4)  Form of Letter from Information Agent to Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.

         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
 (a)(5)  Companies and Nominees to Clients.

         Form of Guidelines for Certification of Taxpayer Identification Number
 (a)(6)  on Substitute Form W-9.

         Summary Advertisement as published in The Wall Street Journal on
 (a)(7)  December 15, 2000.

 (a)(8)  Press Release issued by Parent on December 7, 2000.*

 (d)(1)  Agreement and Plan of Merger, dated as of December 6, 2000, among
         Parent, Purchaser and the Company.

 (d)(3)  Stockholder's Agreement, dated as of December 6, 2000, among Parent,
         Purchaser, and each of Mahesh Veerina, Venrock Associates, Venrock
         Associates II, L.P., Sridhar Bathina, Interwest Investors V, Interwest
         Partners V, L.P., Anthony Sun, Philip Gianos, L. William Krause,
         Kothandapani Ranganathan, Perry Grace, Richard Bridges, and Raghu
         Bathina.

 (d)(4)  Confidentiality Agreement dated October 16, 2000 between Nokia
         Internet Communications Inc. and the Company.

 (g)     None.

 (h)     None.

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*  Incorporated by reference to Schedule TO-C filed by Purchaser and Parent on
   December 7, 2000.

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